UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCIO DIAMOND TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808831101

(CUSIP Number of Class of Securities)

Hartness Investments, Inc.

PO Box 25309

Greenville, SC 29616

Attn: Heidi L. Brown

Thomas P. Hartness

(864) 213-4326

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101		SCHEDULE 13D

1.	Name of Reporting Person: THOMAS P. HARTNESS

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF (Personal Funds)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SOUTH CAROLINA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Scio Diamond Technology Corporation (the “Issuer”), a Nevada corporation with principal offices located at 411 University Ridge, Suite D, Greenville, SC 29601.

Item 2.	Identity and Background

(a), (f)              This statement is filed on behalf of Thomas P. Hartness (the “Reporting Person”), who is the trustee and settler of the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010 (the “Revocable Trust”).  The shares of Common Stock reported on this Schedule 13D are held by Thomas P. Hartness as the trustee of the Revocable Trust.

(b)                                 The business address of the Reporting Person is: PO BOX 25309, GREENVILLE, SC 29616.

(c)                                  The principal business of the Reporting Person is Hartness Investments, Inc., PO Box 25309, Greenville, SC 29616.

(d), (e)             During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
All purchases of were made from the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction

The Reporting Person has acquired shares of Common Stock (and warrants to acquire shares of Common Stock) for investment purposes.  The shares of Common Stock and warrants beneficially owned by the Reporting Person were issued as part of a staged investment by the Revocable Trust, pursuant to a subscription agreement with the Issuer dated May 4, 2012 (the “Subscription Agreement”), between May 4, 2012 and August 7, 2012.  The warrants were immediately exercisable upon issuance and each has a three-year term, which expires upon the third anniversary of the respective issuance.

As previously disclosed in the Issuer’s filings with the SEC, pursuant to the Subscription Agreement, the Issuer is obligated to provide the Reporting Person with information rights, including consultation rights, inspection and access rights, and the right to audited and unaudited financial statements, annual budget and other financial and operational information.  In addition, as previously disclosed in the Issuer’s filings with the SEC, subject to and promptly following the closing of the Reporting Person’s sixth and final investment pursuant to the Subscription Agreement for one million two hundred and fifty thousand shares of Common Stock and warrants to acquire one million two hundred and fifty thousand shares of Common Stock, the Issuer was obligated to, and on August 13, 2012 the Issuer did, increase its Board of Directors by one director and the Board appointed one designee of the Reporting Person, Mr. Bernard M. McPheely, to the Board.  Per his Form 3 filed with the SEC, Mr. McPheely is the beneficial owner of 500,000 shares of Common Stock, which amount consists of 250,000 shares of outstanding Common Stock and 250,000 shares of Common Stock underlying currently exercisable warrants that have an exercise price of $1.60.  The Reporting Person’s ongoing rights to this nomination and his information and related rights are subject to maintenance of certain ownership thresholds, as set forth in the Subscription Agreement, which is filed as Exhibit A to this Schedule 13D and incorporated by reference into this Schedule 13D.  The form of warrant beneficially owned by the Reporting person is filed as Exhibit B and incorporated by reference into this Schedule 13D.

The Reporting Person expects to evaluate on an ongoing basis, the Issuer’s financial condition, management and corporate governance, and business prospects and the Reporting Person’s interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer.  This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, as he deems appropriate.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (d)                  The Reporting Person beneficially owns a total of 5,000,000 shares of Common Stock, which consist of 2,500,000 shares of Common Stock outstanding and 2,500,000 shares of Common Stock issuable upon the exercise of warrants.  As trustee of the Revocable Trust, the Reporting Person has the sole power to vote the shares of Common Stock he beneficially owns.  Subject to restrictions under applicable securities laws and the terms of the Warrant, the Reporting Person has the sole power to dispose of the shares of Common Stock beneficially owned.  No person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from a sale of, the shares of Common Stock.  The percentage calculations on the cover page are based upon 43,680,585 shares of Common Stock issued and outstanding as of October 16, 2012.

(c)                                  The Reporting Person’s transactions in the class of securities reported have been as follows.  All of the Reporting Person’s acquisitions have been in a private placement pursuant to the Subscription Agreement.  The Reporting Person has not sold or otherwise disposed of any shares of Common Stock:

Date	Investment Amount ($)	Shares of Common Stock Acquired	Warrants to Acquire Shares of Common Stock
May 4, 2012	500,000	625,000	625,000
May 21, 2012	250,000	312,500	312,500
June 25, 2012	250,000	312,500	312,500
August 7, 2012	1,000,000	1,250,000	1,250,000

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise disclosed herein in Item 4 and listed in Item 7, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among the Reporting Person and any person or entity.

Item 7.	Material to be Filed as Exhibits

Item 99.1                                           Subscription Agreement dated May 4, 2012 between the Revocable Trust and the Issuer (incorporated by reference to Exhibit 10.12 of the Form 10-K filed by the Issuer with the Securities and Exchange Commission on August 16, 2012).

Item 99.2                                           Form of Warrant by and between the Issuer and the reporting Person (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2012

/s/ Thomas P. Hartness
By: Thomas P. Hartness